FORM C Electronic Signature on Behalf of Sweets Creative Group, LLC

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Sweets Creative Group, LLC

TIN: 45-5064175

Fiscal Year End (mm/dd) 12/17

By:

Signature
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Jeo Mndah

Print Name
CEO, Principal Financial Officer/Treasurer,
Principal Accounting Officer/Comptroller

Signature
CEO, Principal Financial Officer/Treasurer,
Principal Accounting Officer/Comptroller

9/25/17

Date